Registration No. 000-50639

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                       GENERAL FORM FOR REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) or (g) of the Securities Act of 1934

                       Good Buddy's Coffee Express, Inc.
                 (Name of Small Business Issuer in its charter)

         Florida                                     223880440
  (State or other jurisdiction of         (IRS Employer Identification No.)
   incorporation or organization)

              7 Richmond Lane, Blythewood, South Carolina 29016
                    (Address of principal executive offices)

                                (803) 920-4620
                        (Registrant's telephone number)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of each exchange on which registered
    NONE 					NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
                                (Title of Class)

FORM 10-SB

PART I					PAGE

ITEM 1		DESCRIPTION OF BUSINESS


ITEM 2		MANAGEMENT'S DISCUSSION AND ANALYSIS
			OR PLAN OF OPERATION

ITEM 3		DESCRIPTION OF PROPERTY

ITEM 4		SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
			OWNERS AND MANAGEMENT

ITEM 5		DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS


ITEM 6		EXECUTIVE COMPENSATION


ITEM 7		CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8		DESCRIPTION OF SECURITIES


PART II

ITEM 1          MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2		LEGAL PROCEEDINGS


ITEM 3		CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4		RECENT SALES OF UNREGISTERED SECURITIES


ITEM 5		INDEMNIFICATION OF DIRECTORS AND OFFICERS


PART F/S

                FINANCIAL STATEMENTS
PART III

ITEM I          INDEX TO EXHIBITS


ITEM 2		DESCRIPTION OF EXHIBITS


SIGNATURES

PART l


ITEM 1.  DESCRIPTION OF BUSINESS

     We were incorporated in Florida on February 1, 2002.

Current Operations.
-------------------

     Since our incorporation we have sought the proper mix of product offerings, community identity and unique venue. We have spent time developing the proper taste we want to offer to our customers in coffee selection, the right reasons that customers will choose us over many other choices as well as develop an adequate base of financial support to sustain operations through the period necessary until cash flow from operations can sustain us .At this time we do not have any operating locations built, nor any agreements in place to open any locations. The primary reason we have not opened a location is the financial requirement necessary to operate at a level necessary to sustain operations through the first six months. We anticipate that amount to be $150,000.

Our Business.
-------------

     We plan to develop cafes in Florida and South Carolina and surrounding areas, featuring gourmet coffee, pastries and related items. Our objective is to develop cafes that will provide a forum for rapid service and a strong community identity with the widespread popularity of coffee and related products. At this time we do not have any locations operating. We intend to meet what we believe is an increasing demand for convenience and community at an affordable price. Our primary objectives are:

1. To start a successful gourmet coffee store in Columbia, SC and open a second in Boca Raton, FL.

2.	To develop a national chain of high quality coffee
        outlets.

3.	To establish a parent company capable of leading a
        national chain as well as develop the growth / expansion strategy into new markets.

4. Form strategic alliances with associated companies to increase national presence and solidify the value of this niche distribution technique.

     At this time we have not entered into
any agreements with any entities or associated companies regarding our prospective products or locations.

     It is our opinion that the retail coffee industry in Florida and South Carolina, and their surrounding areas experienced growth at the beginning of the decade and is now moving into the mature stage of its life cycle. We believe that many factors contribute to the demand for good quality coffee including, but not limited to, the climate is extremely conducive to coffee consumption, the pace of life in Florida and South Carolina, while diverse, is still acceptable to coffee consumption, and current trends reflecting the popularity of fresh, strong, quality coffee and specialty drinks.

     Due to intense competition, we believe that it is no longer good enough just to open a cafe. We believe that cafe owners must look for ways to differentiate their cafe from others in order to achieve and maintain a competitive advantage.

     We recognize this need for differentiation and strongly believe that two features will add this competitive advantage. The first concept is to offer a convenient drive thru that will allow the morning commuters rapid access to coffee without having to find parking and exit their automobile. Secondly, we intend to have an active program of artistic entertainment and dialog via literature readings and orchestrated debates.

     The design of our building will incorporate four aspects. The first aspect will be the drive thru. Easy flow of traffic through the parking lot to the ordering window and out the exit is the desired goal. We will utilize LTC Architects LLC, of Columbia, SC to help develop and design our sites both in
Columbia and South Florida.  We have not entered into an
agreement between LTC Architects and Good Buddy's Coffee Express,
Inc. at this time.   Our discussions have been limited to a cost
analysis and proposal from LTC Architects LLC. We are reviewing the proposal and will announce our decision on the final plan when funding has been secured. The second aspect is the debate and evening forum area. We will call this the Agora after the ancient Greek word for meeting place. This will be a room that can host 25-30 people in a cozy setting able to consume coffee and pastries while hearing a talk, debate or speaker. The third aspect is a 4-500 square foot area for business presentations and general social gatherings of customers. The fourth and central aspect is the coffee and food management area. We will set this up as a counter from where people can walk up and order as well as where a minimal waiting staff can place orders for seated customers during events. The total space requirement will be approximately 1500-2000 square feet.



Products and Services
---------------------

     We intend to retail gourmet coffee through two mechanisms. The first will be an easy and convenient mechanism - the drive through. The second will be through our store / meeting place located on site with the drive thru. Coffee will be acquired by our own buyers throughout global coffee growing regions namely the Daintree Rainforest of Queensland, Australia and The
Federation of Coffee Growers in Bogota, Colombia. We will import and package our coffee under our own private label. At this time we have not entered into any agreements with suppliers or related interests. We will expand our product offerings in types of coffee to capture and maintain market share and grow beyond its basic roots. We will initially start with three basic types of coffee. The first being a dark roast, the second a premium roast and the third an espresso grade offering. This initial offering of three will allow us to quickly service trafficking customers in the morning rush as well as be an adequate base to service our evening clientele for our entertainment and literary programs.

     We believe that with our unique distribution niche we will penetrate the market that is currently dominated by Starbucks, various bagel outlets and McDonalds. None of these offer the combination of high quality, gourmet coffee with the drive through access nor do they appeal to the community as an "intellectual watering hole". The demographics of the desired locations for the initial outlets serves our plan well as it offers high volume traffic both in the drive thru aspect of the business and the opportunity to host various literary offerings and public forums for discussions. The eastern side of Columbia, SC, in the vicinity of Forest Drive and Trenholm Road has developed into a very high traffic area. Trenholm Plaza is a shopping center that caters to a very wealthy neighborhood in Forest Acres, Gregg Park, King's Grant and the surrounding areas. Major figures usually frequent this area when visiting Columbia such as Hillary Clinton and many authors on their book tours due to the presence of excellent bookstores and restaurants catering to the literary and artistic community. It is also well trafficked due to the location of Fort Jackson and The University of South Carolina both existing within two miles of this crossroad. From this area we feel we can capture a major amount of the traffic that passes in the mornings going to The University, downtown Columbia and Fort Jackson. It is our belief that the morning commuters are more apt to utilize a coffee service that is fast, reasonably priced and of high quality. It is also our belief that the artistic and literary community will utilize a venue that attracts and supports their work through hosting readings and debates as a form of reality entertainment. This combination will attract both the University crowd as well as the local neighborhood traffic as Columbia is known for its pride in local establishments and unique venues.
At this time we have not entered into any agreements to open a location in this area.

     Our plans for the South Florida market follow the same thinking as we seek to establish a location in and around the east side of I-95 in Boca Raton near Florida Atlantic University. This is a high traffic area with many business and educational commuters passing through this area. While the demographics here do not as heavily favor the literary customer as in Columbia it is still an area that will entertain a unique venue such as readings and bible studies as well as debates for the drawing in of an evening crowd.

     We are presently exploring the offering of an online coffee distribution plan. Good Buddy's Coffee Express will offer our branded versions of coffee prepackaged and available for shipment. We will not offer this until we feel that the coffee brand has attained a distinctive recognition and that the operations of a website will be profitable. We do not have a URL address at this time.



Our Business Strategy.
----------------------

     We believe that because of intense competition, cafe owners must constantly look for ways to differentiate their place of business from others if cafe owners hope to achieve and maintain a competitive advantage. We realize the need to differentiate ourselves from existing coffee shops and believe that offering convenient and rapid access to gourmet coffee is the key to success. Due to a large commuter base in our chosen markets and the lack of a gourmet coffee drive thru in South Carolina that a great market exists. The Florida market is heavily covered by Starbucks as well as many other coffee vendors. We feel that it will require a greater emphasis of the evening clientele as well as a reach out to the business community locally to allow success to result. We will accomplish this through promoting the unique venue of our evening programs and the availability of this venue to host businesses in their own marketing strategies and business promotions such as evening presentations, promotional speakers and after work gatherings. These all fit well into the social aspect of coffee consumption and will generate for us a loyal customer base.


Our Target Markets and Marketing Strategy.
------------------------------------------

     We believe that our primary target market will consist of individuals and businesses in Florida and South Carolina. We anticipate that we will market and promote our cafes locally as we will strive to establish a "community" atmosphere. We define community as a network of people and organizations that have a synergistic effect on one another as they come together to accomplish a common goal. The literary and artistic community is always seeking a venue to expound its work and have it publicly discoursed. People gather to hear others writings read, topics debated and speeches made. To host budding local literary figures and students a natural following will be established through this community of like-minded artists. The business community is constantly seeking ways to allow customers to hear their message. To act as a host for product presentations and forums for discussion business communities can develop within the framework of a meeting place. The commuter community exists as independent entities with the one need of high quality coffee offered to them without the wait and formality of the current offerings in Starbucks, McDonalds or any other venues. We anticipate that our marketing initiatives will include:


     * Utilizing direct response print advertisements placed primarily in local print mediums such as magazines and newspapers;

     * Advertising by television on local cable channels, radio, banners, affiliated marketing and direct mail

     * Word of mouth advertising, which we believe will grow as we create customer loyalty.


Growth Strategy.
----------------

     We plan to open our initial drive thru cafe in the Columbia, SC area. However, our ultimate goal is to expand our efforts in areas outside of Columbia. We believe that we will be able to generate the necessary revenue to expand only if we are able to provide high quality customer service coupled with reliable coffee offerings that do not inhibit the commute.  . We will promote ourselves as a fun, friendly and reliable way to enjoy a cup of coffee while commuting or enjoying a spirited debate, a
well written piece of literature or a business gathering   We
intend to stimulate our growth in the Midlands (Columbia, SC) community through forming alliances with local businesses. We also hope to establish long-term customers. If we are successful in Columbia, SC then we will expand into other markets. However, in order to expand into other markets, we will need to raise additional funds either through equity financings or loans. There is no guaranty that we will be able to arrange for such financings or obtain loans with favorable terms. If we are unable to raise additional funds either through equity financings, loans or revenue production, we will likely be unable to expand our operations beyond the Richland County area.

Our Competition.
----------------

     We will face significant competition from existing, standard coffee shops and cafes, including, but not limited to, Starbucks, Mountain Mudd, McDonald's, Dunkin Donuts and various other locally owned coffee houses. There are currently numerous local and national chains that we will be competing with as well as individually owned businesses. We would have an extremely difficult time competing if all we provided was coffee and related products. However, we believe that we will be able to distinguish ourselves from the competition by providing high-speed, inexpensive access to gourmet coffee and pastries coupled with a fun, friendly and comfortable atmosphere. We do recognize that our success will depend on the acceptance of our services and products, specifically; we will need to convince a sufficient number of customers that our proposed drive thru cafe is a better alternative than the present quality of drive thru and that our expeditious service out does Starbucks. We intend to accomplish this by providing a reliable system that allows even the most junior employee to prepare and serve the services and products with minimal delay.

Our Intellectual Property.
--------------------------

     We do not presently own any patents, trademarks, licenses, concessions or royalties. Our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with our employees, consultants and certain of our contractors, we cannot guaranty that:

     *  these agreements will not be breached;
     *	we would have adequate remedies for any breach; or
     *	our proprietary trade secrets and know-how will not
        otherwise become known or be independently developed or discovered by competitors.


     We cannot guaranty that our actions will be sufficient to prevent imitation or duplication of either our products and services by others or prevent others from claiming violations of their trade secrets and proprietary rights.

Government Regulation.
----------------------

    Each food service location we establish
will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state and local health, environmental, labor relations, sanitation, building, zoning, fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approvals could delay or prevent the development or operation of a given retail location. Any problems that we may encounter in renewing such licenses in one jurisdiction, may adversely affect our licensing status on a federal, state or local level in other relevant jurisdictions.

Our Research and Development.
-----------------------------

     We are not currently conducting any
research and development activities and do not anticipate conducting such activities in the near future.

Employees.
----------

     As of the date of this prospectus we have one employee, our founder and Chief Executive Officer. We anticipate that we will hire additional employees over the next six months, as we commence operations. From time-to-time, we anticipate that we will use the services of independent contractors and consultants to support our business development. We believe our future success depends in large part upon the continued service of our key technical and senior management personnel and our ability to attract and retain highly qualified technical and managerial personnel.

Facilities.
-----------

     Our executive, administrative and operating offices are located at 7 Richmond Lane, Blythewood, SC 29016


Changes in and disagreements with accountants on accounting and financial disclosure.
---------------------------------------------------------------

     We have had no disagreements with our accountants on accounting and financial disclosure.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATION

     We have not generated any revenues from our operations. To effectuate our business plan during the next twelve months, we must raise funding, locate a suitable location for our planned drive thru cafe, market our products and services and develop our brand image. We believe that we will begin to be able to generate revenues by the fourth quarter of the year 2004. Any revenues we earn will be infused back into the company and used for working capital. If we are able to earn sufficient revenue, we intend to continue to develop and expand into other markets.

     Revenue generation will come from the following areas of
operations.  1.	We hope to attract a morning commuter clientele
through the convenience of drive-thru coffee and pastry distribution. Rapid distribution of coffee, efficient handling of assorted coffee materials (creamers, whipped cream, sugar, sweeteners, stirring straws, cup holders, lids, napkins etc) and easy access and egress from the facility will be paramount to achieving this goal. Flow through design will incorporate a one direction thoroughfare so traffic does not get bogged down approaching the ordering point. The orders will be placed and paid for at the window. Our goal is to have coffee and pastries in the customers hand within one minute after cash is received from the customer. In order to accomplish this goal with a limited morning staff we will have three main flavors available for order. The customer can choose a coffee either in regular roast green bean type, dark roasted green bean type and espresso roast. These three coffees will be available to the customer with steamed milk, straight dark or premixed with half and half. Sugar and sweeteners will be available for the customer to add as they like. We will offer the coffee in three sizes with pricing
varying according to size and selection.  2.	We will
incorporate a standard walk in cafe for those customers desirous of a seated lounge experience. We had no original intention to offer this venue but have seen the performance of single venue services struggle until name branding was accomplished. We expect our initial locations in South Florida and South Carolina to have multiple venues / access to our products but follow on
locations may have a different design to them.  3.	The last
revenue venue will be the evening literary program and night attraction. This has been successfully implemented in a number of cities with the most popular being the Kraine Gallery Bar in Manhattan's East Village and the Ear Inn. A three days a week hosting of popular local literary figures reading their work, an active debate series and then a developing artists forum will add a true community aspect to our for profit business. The goal is to attract the local university and academic members of the community. They will be very apt to buy and consume large amounts of our products and develop into a very loyal customer base and consistent revenue source. We will use the draw of local authors to open the literary crowd and also host a forum by publishing in the newspaper a contest to submit articles for a contest with the winner reading their work in the cafe. The overall goal is publicity to draw a crowd and being an active member of the community to gain a loyal customer base.

     We are in the process of locating a suitable location for our initial cafe. At this time we have not entered into any agreements to locate our operations. We anticipate that we will
need to build the location to suit our needs.   Our initial
retail location will be designed to provide the customer with an easy process of ordering and receiving gourmet coffee and pastries while having the option of remaining in their automobile or entering the establishment.. We plan to install in each location coffee brewing equipment, including an espresso machine and an automatic coffee grinder, and other additional related equipment. We will also attempt to enter into arrangements that will allow us to offer pastries and other related products. We will need to raise additional capital in order to finance our initial drive thru cafe.

     We have agreements with two investors who have agreed to provide the funds needed for these operations. Both investors have established clear criteria for their investment. The first investor is Dee Properties LLC, of South Carolina, (Philips Dee controls
Dee Properties LLC and also serves on our board of directors and is an investor in the company) which has agreed to invest funds into the company to own the first cafe site and to lease the site back to the company. Dee Properties LLC has placed an investment cap at $35,000 for the up fitting of the first site. Dee Properties LLC has offered a six-month "same as cash" (No payments are made for the first six months of the agreement and on the seventh month payments are made to include the monthly lease and a prorated amount to pay for the first 6 months over a 60 month period) agreement in exchange for shares of our common stock that will be issued at that time. The second investor is Colella Venture
Partners LLP of California, which has offered to invest the sum of $50,000 into the company upon the effectiveness of this registration statement with the SEC and the clearance by the NASD of the company's shares for trading upon the OTC Bulletin Board.

     We may attempt to raise additional funds through equity financings or through loans from banks or other lending institutions. We may not be able to arrange for any such investment or loans on favorable terms. As soon as we have received funding and are able to secure a location for our first drive thru cafe, we will begin interviewing staff. We anticipate we will hire employees to serve coffee and service the customers. We anticipate that we will use third parties to complete the development of our initial retail location.

     Our plan of operation is materially dependent on our ability to raise additional working capital. We currently have $18,000 on hand. Our operations to date have been focused on developing our brand name and attempting to establish strategic relationships with providers of gourmet coffees, teas, pastries and bakery items. We have not yet developed any strategic relationships with third parties. For the next twelve months, we anticipate that our day-to-day expenses will average approximately $1,000 per month until and unless we secure our first location. We currently have sufficient capital to finance these minimal operations for at least twelve months. We believe that our expenses will significantly increase once we begin renovating and developing our first location.

     We expect to secure the location of our initial cafe by the end of the second quarter of 2004. We anticipate that we will need to build the location to suit our planned operations. We anticipate that it will take approximately 3 months to complete depending on the condition of the location. However, it is difficult to predict the exact timetable as the degree of build out and development depends on the condition of the property. As such, we believe that our first cafe will be operational by the end of the third quarter of 2004 barring any unforeseen difficulties and assuming we can arrange for sufficient financing. Our forecast for the period within which we will be successful in establishing our initial cafe location involves risks and uncertainties and actual results could fail as a result of a number of factors, both foreseen and unforeseen. In establishing our initial cafe, we expect to incur the following expenses:

     Building and development including the cost of purchasing and installing coffee brewing and related equipment--Expenses for building and development will depend primarily on the condition of the location. However, we anticipate that we will be required to expend approximately $75,000 to up fit our initial site, including the purchase and installation of coffee brewing and related equipment.

     Cost of computers-We anticipate having a computer system in each location to track sales and supplies.

     Cost of six months working capital--We anticipate that our approximate working capital for the six months following the establishment of our first cafe will consist of the following:
$20,000 for direct cost of sales, including purchasing coffee, baked items, and equipment. $18,000 for payroll costs, which includes 3 part time employees and $9,000 for the lease.

ITEM 3.  DESCRIPTION OF PROPERTIES

     We do not currently own or lease any property. We currently operate out of space located at 7 Richmond Lane, Blythewood, SC 29016. This space is owned by Scott Massey, our Chief Executive Officer in a rent free arrangement. Mr. Massey is paying all of the expenses associated with our use of this space. We anticipate that we will continue operating out of this space until we generate sufficient cash from operations to pay for other office space.

     The planned layout for our first location will be as discussed in the previous paragraph of Our Business.

     The design of our building will incorporate four aspects. The first aspect will be the drive thru. Easy flow of traffic through the parking lot to the ordering window and out the exit is the desired goal. We will utilize LTC Architects LLC, of Columbia, SC to help develop and design our sites both in Columbia and South Florida. We have not entered into any agreements with this architect or any related entites regarding
our plans.   The second aspect is the debate and evening forum
area. We will call this the Agora after the ancient Greek word for meeting place. This will be a room that can host 25-30 people in a cozy setting able to consume coffee and pastries while hearing a talk or debate or speaker. The third aspect is a 4-500 square foot area for business presentations and general social gatherings of customers. The fourth and central aspect is the coffee and food area. We will set this up as a counter from where people can walk up and order as well as a minimal waiting staff can place orders for seated customers during events. The total space requirement will be approximately 1500-2000 square feet.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of our common stock as of March 10, 2004 by (i) each person (or group of affiliated persons who, to the knowledge of the Company, is the beneficial owner of five percent or more of the Company's outstanding common stock, (ii) each director and each named executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common
Stock owned by them.


Tables 1 and 2. Security Ownership of Certain Beneficial Owners and of Management


Title           Name and Address of      Amount and Nature         Percent
of Class        Beneficial Owner         of Beneficial Ownership   of Class
------------------------------------------------------------------------------
Common        Scott Massey                    2,012,500    (1)        78.92%
              C/O Good Buddy's Coffee Express

Common        Phillips N. Dee                 25,000  (2)             *
              C/O Good Buddy's Coffee Express

* less than one percent

(1)	includes 12,500 shares owned by Kristy Massey, Mr. Massey's wife.
(2)	Includes 12,500 shares owned by Sandra J. Dee, Mr. Dee's wife.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds such position until the next annual meeting of the Company's shareholders and until his respective successor has been elected and qualifies. Any of the Company's directors may be removed with or without cause at any time by the vote of the holders of not less than a majority of the Company's then outstanding Common Stock. Other than as otherwise provided in an employment agreement, officers are elected annually by the Board of Directors. Any of the Company's officers may be removed with or without cause at any time by the Company's Board of Directors.

Directors and Executive Officers


Our directors, executive officers and key employees are as follows:

Name:                   Age             Position                Director since

Scott Massey            33              President and Chairman       2002

Phillips N. Dee         38              Director                     2002


Scott Massey, President and Chairman.   Mr. Massey has served as
our President and Chairman since our inception and is the key strategist in guiding the growth of the company. From 1992 to 1998 he was an officer with the United States Army, commissioned into the Armor Corps and serving as a combat unit commander in both Europe and the United States. Upon leaving the active Army in 1998-2000 he worked with MITEK, a subsidiary of Johnson & Johnson, as a regional sales representative. Mr. Massey joined Morgan Stanley as an Investment Banker and Financial Advisor from 2000-2001. In 2001- present Mr. Massey joined Stryker Endoscopy as a Territory Manager. He is a 1992 graduate of The Citadel with a BA in history.

Phil Dee, Director. Mr. Dee has served as one of our directors since inception and has created new business ventures for others and himself. As the Market Research Analyst for Dead River Properties, Inc., a northern real estate investment group he gained valuable experience in investment strategies. Additionally, he worked as Corporate
Marketing Director for Crowder Construction Company, a regional heavy industrial contractor in Charlotte, NC, directing the marketing efforts for five divisions in three states. He gained valuable leadership development while serving as an Armor Officer with the United States Army. He has also built several successful small businesses, both retail and manufacturing/distribution. From 1995 through 1998 he served as an Army officer. Upon leaving the active Army, in October 1998, Mr. Dee founded and served as President of Atlantic Stone &
Timber Inc, whose primary operating subsidiary was Big Sky Ice
Company in Charlotte, NC and which manufactured and sold packaged ice products. Mr. Dee was responsible for the establishment of all operations from inception. In 2000 he sold Atlantic Stone & Timber Inc. and founded US Patriot, Inc. As President of US Patriot Inc. and the Managing Member of its successor, US Patriot LLC, Mr. Dee currently directs the growth of this company in government contracting and retail sales of military and public safety gear. In 2003 Mr. Dee was selected by Volvo Construction
Equipment of North America to form an entity to take over a failing construction equipment rental and sales company in Burlington NC. As the Managing Member of Agoge Partners LLC, Mr.
Dee is responsible for the operations of the existing Volvo Rents franchise in Burlington NC, and also owns the rights to additional franchise territories in Durham and Raleigh NC. These facilities are operated under a operating agreement and license from Volvo Construction Equipment North America. Mr. Dee is also involved in real estate investments through Dee Properties LLC, which he established in 2002. Dee Properties LLC is engaged in the investment and management of real estate and owns residential properties in North and South Carolina as well as undeveloped property in South Carolina. Mr. Dee is responsible for all acquisitions and disposal decisions related to the purchase and sale of properties for Dee Properties LLC.
He holds a MA in Economic Geography and BA in Geography from University of North Carolina.

Directors' Remuneration

Our directors are presently not compensated for serving on the board of directors and have not received any compensation since inception.


ITEM 6.	EXECUTIVE COMPENSATION

The following table sets forth the compensation received by officers.





                                                        Other          Restricted    Securities             All
Name and                                                Annual         Stock         Underlying   LTIP      Other
Principal Position   Period            Salary  Bonus    Compensation   Awards        Options      Payouts   Compensation
------------------------------------------------------------------------------------------------------------------------


Scott Massey,      Inception through
President,              December        $0        -             -         -            -            -          -
                        31, 2002

                   Year Ended
                        December 31,    $0        -             -         -            -            -          -
                        2003



We have not issued any grants of stock options in the past fiscal year.

Employment Agreements

We have not entered into any employment agreements.



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. Scott Massey is the founder of our company. At inception, Mr. Massey purchased 2,000,000 shares of our common stock at par value for a total purchase price of $200.

ITEM 8.  DESCRIPTION OF SECURITIES

General
-------

     Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. As of the date of this prospectus, 2,550,000 shares of common stock and no shares of preferred stock were outstanding. We presently act as the transfer agent for our common stock.

Common Stock
------------

     We are authorized to issue 20,000,000 shares of our common stock, $0.0001 par value, of which 2,550,000 shares are issued and outstanding as of the date of this prospectus. Except as provided by law or our certificate of incorporation with respect to voting by class or series, holders of common stock are entitled to one vote on each matter submitted to a vote at a
meeting of shareholders.   None of our holders of common stock
have "cumulative" voting rights or any preemption rights.

     Subject to any prior rights to receive dividends to which the holders of shares of any series of the preferred stock may be entitled, the holders of shares of common stock will be entitled to receive dividends, if and when declared payable from time to time by the board of directors, from funds legally available for payment of dividends. Upon our liquidation or dissolution, holders of shares of common stock will be entitled to share proportionally in all assets available for distribution to such holders.

Preferred Stock
---------------

     The board of directors has the authority, without further action by our shareholders, to issue up to 5,000,000 shares of preferred stock, par value $.0001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. No shares of preferred stock are currently issued and outstanding. The issuance of preferred stock could adversely affect the voting power of holders of common stock and, depending on the rights, preferences, privileges and restrictions set by our board of directors, could have the effect of delaying, deferring or preventing a change of our control. For example, if our board of directors authorized the issuance of preferred stock having preferential voting rights, the holder of such preferred stock could potentially influence any votes regarding a change of control to a much greater extent than would otherwise be achievable based on such holder's pro rata percentage ownership of our securities

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON AND OTHER STOCKHOLDER MATTERS

     There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our stock will ever develop or, if developed, will be sustained.

     As of May 10, 2004, there were 31 shareholders of record of our common stock and a total of 2,550,000 shares outstanding. Upon the effectiveness of this registration statement and our compliance with the current information requirements, all 2,550,000 outstanding shares of our common stock will be eligible to be sold pursuant to Rule 144 of the Securities Act. These sales will be subject to the limitations, including volume limitations of such Rule.

     We have not issued any options or warrants to purchase common stock or any other class of our securities.

NO DIVIDENDS ANTICIPATED TO BE PAID
-----------------------------------

     We have never paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon our future earnings, our financial requirements and other factors to be determined by our Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings that may be generated from our operations will be used to finance our growth, and that cash dividends will not be paid to Common Stockholders.

ITEM 2.	LEGAL PROCEEDINGS

     There are no pending or threatened legal proceedings to which we are a party or of which any of our property is the subject or, to our knowledge, any proceedings contemplated by governmental authorities.


ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     None.



ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

     The following information is furnished with regard to all securities sold by the company within the past three years that were not registered under the Securities Act. The issuances described hereunder were made in reliance upon the exemptions from registration set forth in Section 4(2) and Regulation D of the Securities Act relating to sales by an issuer not involving any public offering. None of the foregoing transactions involved a distribution or public offering.

     All shares were sold to friends and family of our officer and directors to raise operating capital. Our officer and directors individually contacted friends and family to discuss the company's business plans.  Although not all of the purchasers were considered sophisticated investors, all investors were given access to corporate books and records as well as the ability to
ask questions of the company's management.    No general
solicitation or advertising was used in approaching the investors. All shares issued have been and will remain restricted and may not be transferred unless and until the effectiveness of this registration statement or pursuant to another applicable exemption.

Date                    Name                    Number of shares     Price

February 1, 2002        Scott. D. Massey (1)    2,000,000            $200
February 15, 2003       Kristy Massey (1)          12,500            $250
February 15, 2003       Phillips N. Dee (2)        12,500            $250
February 15, 2003       Sandra J. Dee (2)          12,500            $250
February 15, 2003       Albert. P. Massey III      25,000            $500
February 15, 2003       Diane G. Massey            25,000            $500
February 15, 2003       Doug T. Kimball            25,000            $500
February 15, 2003       Kay A. Kimball             25,000            $500
February 15, 2003       Lawrence D. Higgins        25,000            $500
February 15, 2003       Ania I Kowalik             25,000            $500
February 15, 2003       Eric J. Brief              25,000            $500
February 15, 2003       David E. Huskins           25,000            $500
February 15, 2003       Kelly A. Huskins           25,000            $500
February 15, 2003       Francisco Salazar          25,000            $500
February 15, 2003       Andrea Junguito            25,000            $500
February 15, 2003       Brian Ellis                12,500            $250
February 15, 2003       Angie Ellis                12,500            $250
February 15, 2003       Allison K. Hunter          12,500            $250
February 15, 2003       Bryan J. Hunter            12,500            $250
February 15, 2003       David B. Hunter            12,500            $250
February 15, 2003       Michael D. Hunter          12,500            $250
February 15, 2003       Seth J. Perkinson III      25,000            $500
February 15, 2003       Henry Friedlander          25,000            $500
February 15, 2003       Nancy Friedlander          25,000            $500
February 15, 2003       Jonathan D. Kimball        12,500            $250
February 15, 2003       Crystal M. Kimball         12,500            $250
February 15, 2003       Roger P. Patterson         12,500            $250
February 15, 2003       D. Shannon Varriale        12,500            $250
February 15, 2003       Richard A. Varriale        12,500            $250
February 15, 2003       Ewell E. Gordon III        12,500            $250
February 15, 2003       Teresa Gordon              12,500            $250


(1)	Kristy Massey is the wife of Scott Massey, our founder and President.
(2)	Sandra Dee is the wife of Phillips N. Dee, a director.

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 11 of our Articles of Incorporation includes certain provisions permitted by the South Carolina Revised Statutes, which provides for indemnification of directors and officers against certain liabilities. Pursuant to our Articles of Incorporation, our officers and directors are indemnified, to the fullest extent available under South Carolina Law, against expenses actually and reasonably incurred in connection with threatened, pending or completed proceedings, whether civil, criminal or administrative, to which an officer or director is, was or is threatened to be made a party by reason of the fact that he or she is or was one of our officers, directors, employees or agents. We interpret this Article 11 to include indemnification against liability under the Securities Act. We may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to repay any such amounts if it is later determined that he or she was not entitled to be indemnified by us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


Independent Auditor's Report

Balance Sheets

Statements of Operations

Statements of Changes in Stockholders' Equity

Statements of Cash Flows

Notes to Financial Statements

                        Robert C. Seiwell, Jr., CPA
                        5100 Las Verdes Circle, #313
                          Delray Beach, FL 33484
                             (561) 495-1371
                            FAX 561-395-2081


                   INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Good Buddy's Coffee Express, Inc.
(A Development Stage Enterprise)
Blythewod, South Carolina

I have audited the accompanying balance sheets of Good Buddy's Coffee Express, Inc. (a development stage enterprise) as of December 31, 2003 and 2002 and the related statements of opera-tions, changes in stockholders' equity and cash flows for the year then ended, for the period from February 1, 2002 (date of inception) through December 31, 2002, and for the period from February 1, 2002 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Good Buddy's Coffee Express, Inc. (a development stage enterprise) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended, for the period from February 1, 2002 (date of inception) through December 31, 2002, and for the period from February 1, 2002 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 5 to the financial statements, the Company is in the development stage and will require a significant amount of capital to commence its planned principal operations and proceed with its business plan. As of the date of these financial statements, an insignificant amount of capital has been raised, and as such there is no assurance that the Company will be successful in its efforts to raise the necessary capital to commence its planned principal operations and/or implement its business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                           /s/  Robert C. Seiwell, Jr., CPA

Boca Raton, Florida
January 28, 2004

                         GOOD BUDDY'S COFFEE EXPRESS,INC.
                        (A Developmental Stage Enterprise)
                                   BALANCE SHEETS






                                                        December       December
                                                        31, 2003       31, 2002
                                                       ------------    --------

                            ASSETS
                            ------

Current Assets

     Cash                                              $  19,332       $   -
                                                       ------------    --------

        Total Current Assets                              19,332           -
                                                       ------------    --------

        Total Assets                                   $  19,332       $   -
                                                       ============    ========


                    LIABILITIES AND STOCKHOLDERS' EQUITY

Long Term Liabilities
     Note payable                                      $  15,000       $   -
                                                       ------------   ---------

        Total Long Term Liabilities                       15,000           -
                                                       ------------   ---------

Stockholders' Equity
   Preferred stock, $.0001 par value, 5,000,000 shares
   authorized, 0 shares issued and outstanding
   Common stock, $.0001 par value, 20,000,000 shares
   authorized, 2,550,000 shares issued and outstanding
   for 2003 and 2,000,000 shares issued and outstanding
   for 2002                                                  255          200
     Additional paid in capital                           10,945            -
     Deficit accumulated during development stage         (6,868)        (200)
                                                       -----------   ---------

        Total Stockholders' Equity                         4,332            -
                                                       -----------   ---------

        Total Liabilities and Stockholders' Equity     $  19,332       $    -
                                                       ===========   ==========


      The accompanying notes to financial statements are an integral part of these financial statements.

                        GOOD BUDDY'S COFFEE EXPRESS, INC.
                        (A Development Stage Enterprise)
                             STATEMENT OF OPERATIONS




                                                                                       February 1
                                                                                         2002
                                                      Year            11 Months       (Inception)
                                                     Ended              Ended           Through
                                                    December 31,       December 31,    December 31,
                                                      2003               2002            2003
                                                    -------------     --------------   ------------
Revenues                                           $      -          $       -        $      -

Administrative expenses                                 6,668               200            6,868
                                                    -------------     --------------   ------------

Net Income (Loss)                                  $   (6,668)       $     (200)      $   (6,868)
                                                    =============     ==============   ============

Basic net loss per common share                    $    (0.00)       $    (0.00)      $    (0.00)
                                                    =============     ==============   ============

Basic weighted average common shares outstanding    2,480,685         2,000,000        2,251,001
                                                    =============     ==============   ============




The accompanying notes to financial statements are an integral part of these financial statements.

                      GOOD BUDDY'S COFFEE EXPRESS, INC.
                      (A Development Stage Enterprise)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002



                                                                      Deficit
                         Common Stock                               Accumulated
                        $.0001 Par Value              Additional      during
                    Authorized 20,000,000 Shares       Paid-In      Development
                         Shares          Amount        Capital         Stage        Total
                        --------       ----------     ----------    -----------    --------

Bal., Feb.1, 2002      2,000,000      $     200       $    -        $    -        $   200

Net Income (Loss)          -                 -             -           (200)         (200)
                        --------       ----------     ----------    -----------    --------

Bal., Dec. 31, 2002    2,000,000            200            -           (200)           -

Sold 550,000 shares
 to investors            550,000             55         10,945           -         11,000

Net Income (Loss)          -                 -             -         (6,668)       (6,668)
                       ---------      -----------    -----------    -----------   ---------

Bal., Dec. 31, 2003    2,550,000      $     255       $ 10,945      $(6,868)      $ 4,332
                       =========      ===========    ===========    ===========   =========


The accompanying notes to financial statements are an integral part of these financial statements.

                       GOOD BUDDY'S COFFEE EXPRESS, INC.
                       (A Developmental Stage Enterprise)
                           STATEMENT OF CASH FLOWS


                                                                                               February 1,
                                                                                               2002
                                                               Year            11 Months       (Inception)
                                                               Ended           Ended           Through
                                                               December 31,    December 31,    December 31,
                                                               2003            2002            2003
                                                              --------------   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net income (loss)                                      $   (6,668)      $  (200)        $ (6,868)
	Adjustments to reconcile net income (loss) to net
	   cash provided by (used in) operating activities:
             Stock issued to officer for expenses                      -            200              200
                                                              --------------   ------------    ------------

        Net cash provided by (used in) operating activities        (6,668)           -            (6,668)
                                                              --------------   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from note payable                                 15,000            -            15,000
        Proceeds from sale of common stock                         11,000            -            11,000
                                                              --------------   ------------   -------------

        Net cash provided by (used in) financing activities        26,000            -            26,000
                                                              --------------   ------------   -------------

NET INCREASE (DECREASE) IN CASH                                    19,332            -            19,332

CASH - BEGINNING OF PERIOD                                             -             -               -
                                                              --------------   ------------   -------------

CASH - END OF PERIOD                                         $     19,332         $  -       $    19,332
                                                             ===============   ============   =============


SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION

Cash paid during the period for interest                     $       -            $  -       $       -
                                                             ===============   ============   ==============



SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS

On February 1, 2002 the Company issued 2,000,000 shares of its common stock to its president for the $200 that he expended to form the corporation.

                GOOD BUDDY'S COFFEE EXPRESS, INC.
               (A Development Stage Enterprise)
                 NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Good Buddy's Coffee Express, Inc. (the "Company") was incorporated in the state of Florida on February 1, 2002. The
Company is based in South Carolina and plans to develop a national chain of drive through, high quality coffee outlets, beginning in Columbia, South Carolina.

In order to accomplish its goal, the Company has to raise investor capital to finance the first company owned locations, as well as the manufacturing and packaging equipment necessary to
support the stores' operations.   Accordingly, the Company is
classified as a Development Stage Enterprise, effective February
1, 2002.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

There are no cash equivalents.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Earnings (Loss) Per Share

The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings (loss) per share is the same as the basic earnings (loss) per share.

                  GOOD BUDDY'S COFFEE EXPRESS, INC.
                  (A Development Stage Enterprise)
                    NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent Accounting Pronouncements

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. The adoption of FIN 45 does not have a material impact on the Company's financial position or on its results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46
("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect adoption of FIN 46 to have a material impact on its financial position or on its results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133 for decisions made:
(i) as part of the Derivatives Implementation Group process that require amendment to SFAS No. 133; (ii) in connection with other FASB projects dealing with financial instruments; and (iii) in connection with the implementation issues raised related to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. The Company believes that the adoption of SFAS No. 149 does not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for
Certain Financial Instruments with Characteristics of both
Liabilities and Equity." The Statement establishes standards for how an issuer classifies and measures certain financial instruments with

                GOOD BUDDY'S COFFEE EXPRESS, INC.
                (A Development Stage Enterprise)
                 NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)


characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of this standard does not have a material impact on its financial position or results of operations.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 ("EITF No. 00-21"), "Multiple-Deliverable Revenue Arrangements." EITF No. 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The consensus mandates how to identify whether goods or services or both that are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are separate units of accounting. The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or pattern of revenue recognition of individual items accounted for separately. The final consensus, concluded in May 2003, will be applicable to agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB No. 20, "Accounting Changes." The Company is still assessing the impact of adopting EITF
No. 00-21, but at this point believes that it will not have a material impact on its financial position or results of operations.

 In December 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 is an amendment to SFAS No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also provides additional disclosures about the method of accounting for stock-based employee compensation. Amendments are effective for financial statements beginning January 1, 2003. The Company believes that the adoption of this standard has no impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all

                GOOD BUDDY'S COFFEE EXPRESS, INC.
                 (A Development Stage Enterprise)
                   NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company believes that the adoption of SFAS No. 150 has no impact on its financial position or results of operations. SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.


NOTE 2 - COMMON STOCK TRANSACTIONS

On February 1, 2002, the Company issued 2,000,000 shares of it s common stock to its president for the $200 that he expended to form the corporation.

On February 15, 2003, the Company sold 550,000 shares of common stock to investors for a total of $11,000.


NOTE 3 - INCOME TAXES

The Company has no income tax liability for the eleven months ended December 31, 2002 and none for the year ended December 31, 2003 because of its net losses. As of December 31, 2003, the Company has unused operting loss carry-forwards of $200 expiring 2022 and of approximately $6,668 expiring in 2023, both of which may provide future tax benefits.


NOTE 4 - NOTE PAYABLE

On November 28, 2003, the Company issued an unsecured promissory note to an unrelated individual in exchange for a loan of $15,000. The interest of 5% will begin to be paid at June 1, 2004, and the principal is due on June 1, 2009.

The company has entered into agreements with two investors to provide funding to the Company.

Investments from the investors will provide the funds needed for Company operations. Both investors have established clear criteria for their investment. The first investor is Dee Properties LLC, of South Carolina, which has agreed to invest funds into the company to own the first cafe site and to lease the site back to the company. Dee Properties
LLC has offered a six-month "same as cash" (No principle or interest required for the first six months of the agreement. Principle and interest payments begin in the 7th month and are to be paid over a 60 month term.) agreement in exchange for shares of our common stock that will be issued at that time. The second investor is Colella Venture Partners LLP of California, which has offered to invest the sum of $50,000 into the company upon the effectiveness of this registration statement with the SEC and the clearance by the NASD of the company's shares for trading upon the OTC Bulletin Board. The Company believes that the proceeds from these investments along with any amounts raised through its initial public offering will be sufficient to allow the company to continue operations for at least twelve months.


NOTE 5 - GOING CONCERN

The Company has no revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully
executed.   As has been stated, an insignificant amount of funds
have been raised to date. In order to raise the necessary capi-tal to commence its planned principal operations and to implement its business plan, the Company's management plans to prepare and file a registration statement with the Securities & Exchange Commission and attempt to consummate a self-underwritten public offering of its common stock. The Company's ability to execute its business model will depend on its ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained. Nor can any assurance be made that the Company will generate substantial revenues or that the business operations will prove to be profitable.

The Board of Directors
Good Buddy's Coffee Express, Inc.
7 Richmond Ln
Blythewood, SC 29016-9088

Dear Board of Directors,

We have reviewed the accompanying Balance Sheet of Good Buddy's Coffee Express, Inc. as of June 30, 2004, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the six months then ended, in accordance with standards established by the American Institute of Certified Public Accountants. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our review.

A review consists principally of inquires of the Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.




Siegelaub, Lieberman & Associates P.A.

Coral Springs, Florida
July 28, 2004

          9690 W Sample Road Suite 202  Coral Springs Florida 33065
                      (954) 753-2222   Fax (954) 753-1123

                      GOOD BUDDY'S COFFEE  EXPRESS, INC.
                             Financial Statements
                                     As of
                                 June 30, 2004

                      Good Buddy's Coffee Express, Inc.




                              Table of Contents



										   	      Page No.

	Independent Auditor's Report.......................		2

        Balance Sheet    ...........................                    3

	Statement of Operations ........................		4

        Statement of Changes in Stockholders' Equity ...............    5

	Statement of Cash Flows  .......................		6

	Notes to Financial Statements  .....................		7

                         GOOD BUDDY'S COFFEE EXPRESS,INC.
                        (A Developmental Stage Enterprise)
                                   BALANCE SHEET






                                                        June 30        December
                                                          2004         31, 2003
                                                       ------------    --------

                            ASSETS
                            ------

Current Assets

     Cash                                              $  16,684     $ 19,332
                                                       ----------    ---------

        Total Current Assets                              16,684       19,332
                                                       ----------    ---------

        Total Assets                                   $  16,684       19,332
                                                       ==========    =========


                    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current Liabilities

     Accrued Interest                                  $     370     $      -
                                                       ----------    ---------

        Total Current Liabilities                            370            -
                                                       ----------    ---------

     Note payable                                      $  15,000     $ 15,000
                                                       ----------    ---------

        Total Liabilities                                 15,370       15,000
                                                       ----------    ---------

Stockholders' Equity
   Preferred stock, $.0001 par value, 5,000,000 shares
   authorized, 0 shares issued and outstanding
   Common stock, $.0001 par value, 20,000,000 shares
   authorized, 2,550,000 shares issued and outstanding
   as of March 31, 2004 and June 30, 2003                    255          255
     Additional paid in capital                           10,945       10,945
     Accumulated Deficit during development stage         (9,886)      (6,868)
                                                       ----------    ---------

        Total Stockholders' Equity                         1,314        4,332
                                                       ----------    ---------

        Total Liabilities and Stockholders' Equity     $  16,684     $ 19,332
                                                       ==========    =========


      The accompanying notes to financial statements are an integral part of these financial statements.

                        GOOD BUDDY'S COFFEE EXPRESS, INC.
                        (A Development Stage Enterprise)
                                INCOME STATEMENT




                                                                                       February 1
                                                                                         2002
                                                      Six Months        Year          (Inception)
                                                       Ended            Ended           Through
                                                       June 30,        December 31,      June 30,
                                                         2004            2003            2004
                                                    -------------     --------------   ------------
Revenues                                           $      -          $       -        $      -

Administrative expenses                                 3,018             6,668            9,886
                                                    -------------     --------------   ------------

Net Income (Loss)                                  $   (3,018)       $   (6,668)      $   (9,886)
                                                    =============     ==============   ============

Basic net loss per common share                    $    (0.00)       $    (0.00)      $    (0.00)
                                                    =============     ==============   ============

Basic weighted average common shares outstanding    2,330,000         2,183,333        2,330,000
                                                    =============     ==============   ============




The accompanying notes to financial statements are an integral part of these financial statements.

                      GOOD BUDDY'S COFFEE EXPRESS, INC.
                      (A Development Stage Enterprise)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE SIX MONTHS ENDED JUNE 30, 2004



                                                                      Deficit
                                                                    Accumulated
                                                                      during
                                        Par Value      Paid-In      Development
                         Shares          $.0001        Capital         Stage        Total
                        --------       ----------     ----------    -----------    --------

February 1, 2002 -
 Restricted common
 shares issued to
 President for
 expenses              2,000,000      $     200       $    -        $    -        $   200

December 31, 2002
 - Net (Loss)              -                 -             -           (200)         (200)
                        --------       ----------     ----------    -----------    --------

December 31, 2002
 - Balance             2,000,000            200            -           (200)           -

February 15, 2003
 - Sale of restricted
 Shares to various
 investors               550,000             55         10,945           -         11,000

December 31, 2003
 - Net (Loss)              -                 -             -         (6,668)       (6,668)
                       ---------      -----------    -----------    -----------   ---------

December 31, 2003
 - Balance             2,550,000      $     255       $ 10,945      $(6,868)      $ 4,332


June 30, 2004
 - Net (Loss)                                                        (3,018)       (3,018)
                       ---------      -----------    -----------    -----------   ---------
June 30, 2004
 - Balance             2,550,000      $     255       $ 10,945      $(9,886)      $ 1,314
                       =========      ===========    ===========    ===========   =========


The accompanying notes to financial statements are an integral part of these financial statements.

                       GOOD BUDDY'S COFFEE EXPRESS, INC.
                       (A Developmental Stage Enterprise)
                           STATEMENT OF CASH FLOWS




                                                                                                  February 1
                                                                                                   2002
                                                                Six Months         Year          (Inception)
                                                                  Ended            Ended           Through
                                                                 June 30,        December 31,      June 30,
                                                                   2004            2003            2004
                                                              -------------     --------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net (Loss)                                             $   (3,018)      $(6,668)        $ (9,886)
	Adjustments to reconcile net income (loss) to net
	   cash provided by (used in) operating activities:
             Stock issued to officer for expenses                      -                             200
             Increase in Accrued Expenses                             370            -               370
                                                              --------------   ------------    ------------

        Net cash provided by (used in) operating activities        (2,648)        (6,668)         (9,316)
                                                              --------------   ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from note payable                                                15,000          15,000
        Proceeds from sale of common stock                                        11,000          11,000
                                                              --------------   ------------   -------------

        Net cash provided by (used in) financing activities                       26,000          26,000
                                                              --------------   ------------   -------------

NET INCREASE (DECREASE) IN CASH                                    (2,648)        19,332          16,684

CASH - BEGINNING OF PERIOD                                         19,332            -               -
                                                              --------------   ------------   -------------

CASH - END OF PERIOD                                         $     16,684         $19,332    $    16,684
                                                             ===============   ============   =============


GOOD BUDDY'S COFFEE EXPRESS, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Good Buddy's Coffee Express, Inc. (the "Company") was incorporated in the state of Florida on February 1, 2002. The Company is based in South Carolina and plans to develop a national chain of drive through, high quality coffee outlets, beginning in Columbia, South Carolina.

In order to accomplish its goal, the Company has to raise investor capital to finance the first company owned locations, as well as the manufacturing and packaging equipment necessary to support the stores' operations. Accordingly, the Company is classified as a Development Stage Enterprise, effective February 1, 2002.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

There are no cash equivalents.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the shortterm nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables, accounts payable or notes payable.

Earnings (Loss) Per Share

The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of shares outstanding during each period. The calculation of diluted earnings (loss) per share is the same as the basic earnings (loss) per share.

GOOD BUDDY'S COFFEE EXPRESS, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - COMMON STOCK TRANSACTIONS

On February 1, 2002, the Company issued 2,000,000 shares of it s common stock to its president for the $200 that he expended to form the corporation.

On February 15, 2003, the Company sold 550,000 shares of common stock to investors for a total of $11,000.

NOTE 3 - INCOME TAXES

The Company has no income tax liability for the eleven months ended December 31, 2002 and none for the year ended December 31, 2003 because of its net losses.

NOTE 4 - NOTE PAYABLE

On November 28, 2003, the Company issued an unsecured promissory note to an unrelated individual in exchange for a loan of $15,000. The interest of 5% will begin to be paid at June 1, 2004, and the principal is due on June 1, 2009. The Company has accrued the unpaid interest as of the Balance Sheet date and has the amount as a current liability.

NOTE 5 - GOING CONCERN

The Company has no revenues to date. Since its inception, the Company has been dependent upon the receipt of capital investment to fund its continuing activities. In addition to the normal risks associated with a new business venture, there can be no assurance that the Company's business plan will be successfully executed. As has been stated, an insignificant amount of funds have been raised to date. In order to raise the necessary capital to commence its planned principal operations and to implement its business plan, the Company's management plans to prepare and file a registration statement with the Securities & Exchange Commission and attempt to consummate a self-underwritten public offering of its common stock. The Company's ability to execute its business model will depend on its ability to obtain additional financing and achieve a profitable level of operations. There can be no assurance that sufficient financing will be obtained. Nor can any assurance be made that the Company will generate substantial revenues or that the business operations will prove to be profitable.

ITEM 27. EXHIBITS

Exhibit Number  Description                                    Page


3.1	Articles of Incorporation of Good Buddy's 		29
	Coffee Express Inc.

3.2     Bylaws of Good Buddy's Coffee Express, Inc.             42

4.1     Specimen certificate of the Common Stock of             54
        Good Buddy's Coffee Express, Inc.

10.1    Financing Agreement with Dee Properties, LLC            56

10.2    Financing Agreement with Colella Venture Partners LLP   57

10.3    Loan agreement with Craig Thompson                      58





Signatures



	In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on May 12, 2004.

By:	/s/ Scott Massey		Principal Executive Officer,
President,
	Scott Massey		Principal Financial Officer,
Principal Accounting Officer and
Director


By:	/s/ Phillips N. Dee		Director
	Phillips N. Dee






43


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